UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.             Press release of ABB Ltd, dated April 22, 2005.

PRESS RELEASE

For your business and technology editors

ABB publishes 2004 annual report

As previously announced, results revised following agreement on asbestos term sheet

Zurich, Switzerland, April 22, 2005 — ABB today published its 2004 annual report, revising its previously announced full-year and fourth-quarter results to reflect the accounting impact of its recent agreement on a term sheet intended to resolve the asbestos claims of two U.S. subsidiaries, Combustion Engineering (CE) and ABB Lummus Global.

As announced on March 21 of this year, the term sheet agreement requires ABB to contribute an additional amount of approximately $232 million to pay present and future asbestos claimants of CE and ABB Lummus Global. Under U.S. Generally Accepted Accounting Principles (US GAAP), ABB is required to account for this event in its 2004 full-year and fourth-quarter results.

As a result, and including some other related adjustments, ABB is now reporting a net loss for the full year 2004 of $35 million, compared to the net income of $201 million reported on February 17, 2005.  For the fourth quarter of 2004, ABB is now reporting a net loss of $223 million compared to the net income of $13 million previously reported.

The additional provision was recorded on the income statement in the line “Loss from discontinued operations, net of tax.” In the balance sheet, the additional provision was recorded in the line “Accrued liabilities and other.” The change has no impact on any other line items in the income statement or balance sheet and does not impact net debt. Total cash flow from operations was also not impacted by the additional provision.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 102,000 people.

For more information please contact:

Media Relations: ABB Corporate Communications, Zurich Thomas Schmidt, Wolfram Eberhardt Tel: +41 43 317 6568 Fax: +41 43 317 6494 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 3808 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 22, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel